Exhibit (h)(4)

AMENDED AND RESTATED

SHAREHOLDER SERVICING PLAN

This Plan (the “Plan”) constitutes the Shareholder Servicing Plan with respect to the Class I shares and Class C shares (each, a “Class” and, together, the “Classes”) of Forum Real Estate Income Fund (the “Fund”), a Delaware statutory trust. During the effective term of this Plan, the Fund may make payments to investment brokers and/or dealers (including any principal underwriter or distributor (“Distributor”) of the Fund), plan administrators, other financial intermediaries and other entities providing services to the Fund with respect to a Class upon the terms and conditions hereinafter set forth.

Section 1. The Fund may make payments to investment brokers and/or dealers, plan administrators, other financial intermediaries and other entities providing services to the Fund with respect to a Class, including the Distributor, in the form of fees or reimbursements, as compensation for services provided and expenses incurred for purposes of maintaining or improving services provided to the shareholders of such Class, including without limitation personal services provided to shareholders of such Class and the maintenance of shareholder accounts, by investment brokers and/or dealers, plan administrators, other financial intermediaries and other entities. To the extent any such payments are made to the Distributor, the Distributor may in turn pay all or any portion of such payments to investment brokers and/or dealers, plan administrators, other financial intermediaries and other entities (including, but not limited to, any affiliate of the Distributor) for maintaining or improving services provided to shareholders of a particular Class, including without limitation personal services to shareholders of such Class or the maintenance of shareholder accounts, and may retain all or any portion of such payments as compensation for the Distributor’s services provided to shareholders of such Class by the Distributor. The amount of such payments and the purposes for which they are made shall be determined by the Board of Trustees of the Fund. Payments under this Plan shall not exceed in any fiscal year the annual rate of 0.10% of the average daily net assets of the Fund attributable to the Class I shares and the annual rate of 0.25% of the average daily net assets of the Fund attributable to the Class C shares. Subject to the preceding sentence and Section 5 hereof, a majority of the Board of Trustees of the Fund may, at any time and from time to time, reduce or increase the amount of such payments covered by this Plan, or may suspend the operation of the Plan for such period or periods of time as they may determine.

Section 2. This Plan (or any amendments thereto) shall not take effect until it has been approved by the Board of Trustees of the Fund.

Section 3. Trustees of the Fund shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

Section 4. This Plan may be terminated at any time by vote of the Board of Trustees of the Fund or, with respect to a particular Class, by vote of a majority of such Class’s outstanding voting securities.

Section 5. This Plan may be amended with the approval of the Board of Trustees of the Fund.

Section 6. The Fund shall preserve copies of the Plan, any related agreement and any report made pursuant to Section 3 hereof, for a period of not less than six years from the date of the Plan, such agreement or report, as the case may be, the first two years of which to be in an easily accessible place.

Section 7. As used in this Plan, “vote of a majority of the outstanding voting securities” shall have the meaning specified in Section 2(a) of the Investment Company Act of 1940, as amended, and the rules and regulations thereunder, giving effect to any interpretations of or exemptive relief granted by the Securities and Exchange Commission and/or its staff.

Adopted as of June 9, 2022.

Amended and restated as of June 11, 2024.